UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

AEW Real Estate Income Fund (Name of Issuer)
Common Stock (Title of Class of Securities)
00104h107 (CUSIP Number)

Coleen Downs Dinneen, Esq.

IXIS Asset Management Distributors, L.P.

Investment Advisor to the Fund

399 Boylston Street

Boston, MA 02116

(617) 449-2810

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 14, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1 (f) or §240.13d-1(g), check the following box. ( X )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00104h107

1.	Names of Reporting Persons. Stevenson Capital Management, Inc. I.R.S. Identification No. 77-0561076

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Cupertino, California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 378,400

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 378,400

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person IA

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SCHEDULE 13D
CUSIP No. 00104h107

1.	Names of Reporting Persons. Walter Stevenson I.R.S. Identification No. 57-1648114

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA, Cupertino, California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 378,400

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 378,400

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person BD

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Item 1.  Security and Issuer

This statement on Schedule 13D relates to shares of common stock of AEW Real Estate Income Fund (Issuer). The principle executive office of the Issuer is located at 399 Boylston Street, Boston, MA 02116.

Item 2. Identity and Background

(a)	Name: Stevenson Capital Management, Inc. (California corporation) Mr. Walter Stevenson (individual residing in California)

(b)	Residence or business address: 19925 Stevens Creek Blvd Cupertino, CA 95014

(c)

Present Principal Occupation or Employment: The principal business of Stevenson Capital Management is that of a registered investment advisor. Mr. Stevenson is the President of Stevenson Capital Management at the address specified under Item 2(b) above.

(d)	Criminal Conviction: None of its reporting persons has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations).

(e)

Court or Administrative Proceedings: None of the reporting persons has, during the last 5 years, been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations, or mandates.

(f)	Citizenship: USA

Item 3.  Source and Amount of Funds or Other Consideration:

Purchased on behalf of clients 378,400 shares reported herein by the reporting persons were acquired at an aggregate price of approximately $18.19 per share (including commissions) using its investment capital in the ordinary course of business.

Item 4. Purpose of Transaction

Stevenson Capital Management Inc. (SCM) originally bought RIF to own the underlying asset category and to take advantage of the issuer's expertise in the asset category. Also, the discount to Net Asset Value (NAV) (with its potential to be reduced or eliminated) was an attraction of the transaction. In its Schedule 13-D filed with the Securities and Exchange Commission on July 12, 2006, SCM stated that if the discount persisted, SCM would urge management to take whatever steps are necessary to reduce or eliminate the discount to NAV. This would include liquidating, open ending or any other step that would benefit shareholders. If a change in the present board would be necessary, SCM, Inc. would propose such a change. Selling securities to eliminate the leverage and pay capital gain distributions would benefit shareholders and will be recommended. A tender offer of a certain percentage of shares at NAV on a regular basis would be a proposal that SCM may make. SCM realized that some of its proposals would require a vote under section 13 of the Investment Company Act of 1940.

Consistent with and further to the purposes described above, on February 27, 2007, SCM sent a letter to the Issuer stating SCM’s concern that the Issuer was not returning enough of the fund’s value to its shareholders and recommending that the Issuer: (1) within the next sixty (60) days, sell sufficient assets of the Issuer to eliminate the

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Fund’s leverage, which, in turn, will generate realizable net capital gains distributions of approximately $5.00 per share; (2) commence an issuer tender offer or series of tender offers (or a reasonably structured open-market share repurchase program) to repurchase at least 400,000 shares of the Issuer’s common stock; and (3) commit to file with the SEC within a reasonable period of time, not to exceed 90 days, an application for an exemptive order that would allow the implementation of a managed distribution plan under Section 19(b) of the Investment Company Act of 1940 which will pay a dividend to the shareholders at an annual rate of 8% of NAV. The letter also stated that SCM was prepared, if necessary, to propose with regard to the upcoming 2007 shareholders meeting, the election of a slate of directors that was committed to realizing shareholder value, and that the shareholders consider a proposal making the fund open-ended.

On March 13, 2007, SCM submitted a letter to the Secretary of the Fund, pursuant to which SCM gave notice of its intent to:

1. Nominate the following individuals as Class II Trustees for election to the Board of Trustees of AEW Real Estate Income Fund: Philip Goldstein, John R. Knight and David Tepper; and

2. Introduce at the 2007 Annual Meeting the following proposal: RESOLVED, that the shareholders of AEW Real Estate Income Fund (the “Fund”) strongly recommend that the Board of Trustees promptly take the steps necessary to open end the Fund as soon as possible.

In the same letter, SCM acknowledged a press release issued by the Fund on March 12, 2007, in which the Fund announced its intention to orderly liquidate the assets of the Fund and terminate the Fund within an expected timeframe of 60 days. SCM praised this decision of the Fund’s Board of Trustees and offers its full support for the Fund’s plan of liquidation and termination. However, out of an abundance of caution and up against the shareholder proposal submission deadline of March 14, 2007, SCM submitted the above-referenced proposals. To the extent that SCM is given assurances that the Fund is taking affirmative steps to follow through with its announced liquidation and termination plan, it is SCM’s intent to withdraw the above-referenced proposals.

The reporting persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its directors. Depending on various factors, the reporting persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the directors of the Issuer, communicating with other stockholders, and making proposals to the Issuer similar to those described above.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None, except as set forth above.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
No.
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Yes.
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Yes.
(e)	Any material change in the present capitalization or dividend policy of the issuer;
Yes.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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Yes.
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
No.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No.
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No.
(j)	Any action similar to any of those enumerated above.
Yes.

Item 5. Interest in Securities of the Issuer

(a)

The aggregate percentage of shares reported to be beneficially owned by the reporting person is based upon 3.833 million shares outstanding as reported by the Issuer's Shareholder Report for the period ended July 31, 2006.

(b)	Reporting persons have full power or direction to the disposition of the shares.

(c)	Transactions relating to the shares reported on were effected by the reporting persons during the past sixty days are set forth on Exhibit B hereto.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct receipt of dividends from or its proceeds from the sale of the shares.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the reporting persons has any arrangement with any person affiliated with the security of the issuer.

Item 7. Material to be Filed as Exhibits Exhibit A Letter sent to the Issuer dated as of March 13, 2007.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2007
Lee A. Scundi

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By:	/s/ Lee A. Scundi
Lee A. Scundi
Walter Stevenson
By:	/s/ Walter Stevenson
Walter Stevenson

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Exhibit A

[Letterhead of Stevenson Capital Management, Inc.]

Stevenson Capital Management, Inc.

19925 Stevens Creek Boulevard

Cuppertino, California 95014

March 13, 2007

VIA FEDERAL EXPRESS

TO:	Secretary of AEW Real Estate Income Fund

Stevenson Capital Management, the beneficial holder of 378,400 shares of the AEW Real Estate Income Fund (the “Fund”) at the time of giving of this notice, and entitled to vote at the 2007 Annual Meeting of the Fund’s shareholders, hereby gives notice of intent to:

1. Nominate the following individuals as Class II Trustees for election to the Board of Trustees of AEW Real Estate Income Fund:

PHILIP GOLDSTEIN, JOHN R. KNIGHT and DAVID TEPPER; and

2. Introduce at the 2007 Annual Meeting the following proposal:

RESOLVED, that the shareholders of AEW Real Estate Income Fund (the “Fund”) strongly recommend that the Board of Trustees promptly take the steps necessary to open end the Fund as soon as possible.

Pursuant to Section 10.6(c) of the Fund’s Bylaws, for a notice to be considered timely, a stockholder’s nomination of a candidate for the Fund’s Board of Trustees must be delivered to the Secretary of the Fund at the principal executive offices not less than 45 nor more than 60 days prior to the first anniversary of the date on which the Fund began mailing its proxy materials for the prior year’s annual meeting.

As the Fund first mailed its proxy materials for the preceding year’s annual meeting on April 28, 2006, the first anniversary is April 28, 2007. Accordingly, this notice is being timely given since it is delivered no earlier than the close of business on February 28, 2007 and no later than the close of business on March 14, 2007. The Fund’s proxy statement dated April 28, 2006 confirms these dates.

Attached as Exhibit A hereto is the information relating to each nominee for election as a Trustee that is required to be disclosed in solicitations of proxies for election of Trustees in an election contest pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Attached as Exhibit B hereto are written consents of each nominee to being nominated as a Trustee in our proxy statement and serving as a Trustee if elected.

Attached as Exhibit C hereto is certain other information, including our statement in support of our proposal to open-end the Fund, required to be provided by Stevenson Capital Management, Inc. in connection with providing this notice of matters to be proposed at the Fund’s 2007 Annual Meeting of Shareholders.

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                Stevenson Capital Management, Inc. does not believe that any of the proposed nominees is or will be an “interested person” of the Fund (as defined in the Investment Company Act of 1940, as amended), as evidenced by the questionnaire responses provided by the proposed nominees and enclosed under Exhibit D hereto.

Information with respect to all securities purchased or sold by Stevenson Capital Management, Inc. and Bulldog Investors in the past two years, is set forth under Exhibit E hereto.

We have taken notice of the press release issued by the Fund on March 12, 2007, in which the Fund announced its intention to orderly liquidate the assets of the Fund and terminate the Fund, with the expectation of completing the liquidation and termination within 60 days. We applaud this decision of the Board of Trustees and hope that our input was constructive to their deliberations. However, while we believe it would be unlikely that the Board of Trustees would change its decision; nonetheless, out of an abundance of caution and up against the shareholder proposal submission deadline of March 14, 2007, we have submitted our above-referenced Trustee nominees and proposals. To the extent that we are given assurances that the Fund is taking affirmative steps to follow through with its announced liquidation and termination plan, it is our intent to withdraw our proposals, including our slate of nominees.

Shown above is the name and address of the shareholder giving this notice as such name and address appears on the Fund’s books and records.

Please call either John F. Della Grotta, at (714) 668-6210 or Lance McKinlay, at (714) 668-6263 of Paul, Hastings, Janofsky & Walker LLP, attorneys for Walter Stevenson, to confirm your receipt of a valid nomination.

DATED: March 13, 2007

Stevenson Capital Management, Inc.

By: /s/ WALTER STEVENSON

Name: Walter Stevenson

Title: President and Chief Executive Officer

The following exhibits to the letter above have not been filed herewith:

Exhibit A: Information Regarding Trustee Nominees

Exhibit B: Written consents of each nominee to being nominated as a Trustee and serving as a Trustee if elected

Exhibit C: Certain Information Regarding Stevenson Capital Management

Exhibit D: Questionnaire Responses Regarding the “Interested Person” Status of the Nominees

Exhibit E: Transactions of SCM and the Nominees in the Fund Within the Past Two Years

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Exhibit B

Transactions Within the Past Sixty (60) Days

Stevenson Capital Management, Inc.

Date	Price	# Shares Bought/ (Sold)
1/16/2007	21.96	900
1/16/2007	21.96	1900
1/16/2007	22.06	400
1/16/2007	22.2	800
1/16/2007	22.35	2000
3/1/2007	21.73	2622
3/1/2007	21.58	2000
3/2/2007	22.01	1800
3/5/2007	21.73	1378
3/5/2007	21.85	1200
3/5/2007	21.85	1000

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